SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Axion International Holdings, Inc.

 (Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

05462D 10 1

 (CUSIP Number)

Samuel G. Rose

5301 Wisconsin Avenue, NW

Suite 510

Washington, DC 20015

Telephone: (202) 686-3000

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications)

December 17, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05462D 10 1	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel G. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER	13,178,278 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	2,586,505 (2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER	13,178,278 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER	2,586,505 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,764,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 465,312 shares of common stock held by the Reporting Person with sole voting and dispositive powers, 145,000 of which are held in the name of RPM Greenebaum & Rose 401(k) Plan, dated December 1, 1992, for the benefit of Samuel G. Rose, 6,356,483 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and 6,356,483 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

(2)	Includes 1,086,505 shares of common stock held with shared voting and dispositive powers, 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

CUSIP No. 05462D 10 1	13D	Page 3 of 8 Pages

(3)	Based on 27,987,773 shares of common stock outstanding as of December 17, 2012, plus (i) 6,356,483 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, (ii) 6,356,483 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person, (iii) 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and (iv) warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

CUSIP No. 05462D 10 1	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julie Walters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	2,586,505(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	2,586,505(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,019,469 shares of common stock held with shared voting and dispositive powers, 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

(2)	Based on 26,188,550 shares of common stock outstanding as of October 1, 2012, plus (i) 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and (ii) warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

Samuel G. Rose (“Rose”) and Julie Walters (“Walters”) are jointly filing this Amendment No. 2 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012, as amended by Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on October 4, 2012 (as so amended, the “Schedule 13D”). The foregoing persons are hereinafter collectively referred to as the “Reporting Persons” and each is hereinafter individually referred to as a “Reporting Person.”

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On December 17, 2012, Rose purchased one of the Notes in the original principal amount of $146,334.00 which is initially convertible into 365,835 shares of Common Stock, and an associated warrant to purchase 365,835 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant. The total amount of funds used by Rose to purchase such Note and associated warrant was $146,334.00 in cash, and such funds were provided by the personal funds of Rose.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date of this Schedule 13D, Rose may be deemed to beneficially own an aggregate of 15,764,783 shares of Common Stock, including (i) 6,356,483 shares of Common Stock held with sole voting and dispositive powers issuable to Rose upon conversion of the Notes held by Rose, (ii) 6,356,483 shares of Common Stock held with sole voting and dispositive powers issuable to Rose upon exercise of the Issuer’s warrants to purchase Common Stock held by Rose, (iii) 100,000 shares of Preferred Stock held with shared voting and dispositive powers convertible into 1,000,000 shares of Common Stock, (iv) warrants held with shared voting and dispositive powers to purchase 500,000 shares of Common Stock, and (v) 465,312 shares of Common Stock held with sole voting and dispositive powers, 145,000 of which are held in the name of RPM Greenebaum & Rose 401(k) Plan, dated December 1, 1992, for the benefit of Samuel G. Rose, which in the aggregate represents approximately 37.4% of the Common Stock outstanding as of October 1, 2012. Rose has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 13,178,278 shares of Common Stock.

Page 5 of 8 Pages

As of the date of this Schedule 13D, Walters may be deemed to beneficially own an aggregate of 2,586,505 shares of Common Stock, including (i) 100,000 shares of Preferred Stock held with shared voting and dispositive powers convertible into 1,000,000 shares of Common Stock, (ii) warrants held with shared voting and dispositive powers to purchase 500,000 shares of Common Stock, and (iii) 1,086,505 shares of Common Stock held with shared voting and dispositive powers, which in the aggregate represents approximately 8.8% of the Common Stock outstanding as of December 17, 2012. Walters has sole power to vote or direct the vote of, and to dispose or direct the disposition of, zero (0) shares of Common Stock.

Since the Reporting Persons filed their Amendment No. 1 to this Schedule 13D with the Securities and Exchange Commission on October 4, 2012, the Reporting Persons effected the following transaction in the securities of the Issuer:

On December 17, 2012, pursuant to the Note Purchase Agreement, Rose purchased one of the Issuer’s Notes in the original principal amount of $333,333.00 which is initially convertible into 833,333 shares of Common Stock, and an associated warrant to purchase 833,333 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are married and jointly own, as tenants by the entirety, 2,586,505 shares of Common Stock.

On March 22, 2011, the Issuer and the Reporting Persons entered into a Subscription Agreement, pursuant to which the Issuer issued and sold to the Reporting Persons 100,000 shares of its Preferred Stock, convertible by the Reporting Persons at any time into 1,000,000 shares of Common Stock.  The holders of the Preferred Stock are entitled to receive dividends at the rate of ten percent (10%) per annum payable quarterly.

On March 6, 2012, the Issuer issued the Reporting Persons Warrant No. 231 to Purchase Shares of Common Stock, No Par Value, representing the right to purchase 500,000 shares of Common Stock.

Pursuant to the Note Purchase Agreement, the Issuer has issued and sold to the Investors an aggregate principal amount of $7,128,186.54 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 17,820,470 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, (i) on August 24, 2012, the Issuer issued and sold to Rose a Note in the original principal amount of $1,709,259.60 which is initially convertible into 4,273,150 shares of Common Stock, and an associated warrant to purchase 4,273,150 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (ii) on September 28, 2012, the Issuer issued and sold to Rose a Note in the original principal amount of $500,000.00 which is initially convertible into 1,250,000 shares of Common Stock, and an associated warrant to purchase 1,250,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (iii) on December 17, 2012, the Issuer issued and sold to Rose a Note in the original principal amount of $333,333.00 which is initially convertible into 833,333 shares of Common Stock, and an associated warrant to purchase 833,333 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant.

Page 6 of 8 Pages

On August 24, 2012, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the Investors entered into a Security Agreement pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

On December 17, 2012, the Issuer, Rose and certain other Investors entered into a letter agreement concerning certain matters under the Note Purchase Agreement.

Joint Filing Agreement, dated September 4, 2012, between the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. 8.0% Convertible Promissory Note issued by the Issuer in favor of Rose or registered assigns on December 17, 2012

Exhibit 99.2. Warrant to Purchase Common Stock issued by the Issuer in favor of Rose or his permitted assigns on December 17, 2012

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2012

By:	/s/ Samuel G. Rose
Name:	Samuel G. Rose

By:	/s/ Julie Walters
Name:	Julie Walters

Page 8 of 8 Pages